Exhibit 99.1

ABN 90 009 237 889

Appendix 4D

Interim Financial Report

For the Half-Year Ended

31 December 2012

(previous corresponding period: half-year ended 31 December 2011)

To be read in conjunction with the 30 June 2012 Annual Report.

In compliance with Listing Rule 4.2A

ABN 90 009 237 889

ASX/Media Release (ASX: PRR)

22 February 2013

Appendix 4D Interim Financial Report

Results for Announcement to the Market

Current Reporting Period – Half-year Ended 31 December 2012

Previous Reporting Period – Half-year Ended 31 December 2011

Revenues	Down	100%	to	Nil
Loss after tax attributable to members	Down	13.78%	to	($8,030,406)
Net loss for the period attributable to members	Down	13.78%	to	($8,030,406)

Dividends (Distribution)	Amount per Security	Franked Amount per Security
Final dividend	n/a	n/a
Previous corresponding period	n/a	n/a
Record date for determining entitlements to the dividend, (in the case of a trust, distribution)		n/a

Net Tangible Assets per Share (cents)
As at 31 December 2012	2.74
As at 31 December 2011	4.47

Explanation of the above information:

Refer to the Directors’ Report - Review of Operations.

Contents

Directors’ Report	2

Auditor’s Independence Declaration	4

Consolidated Statement of Comprehensive Income	5

Consolidated Balance Sheet	6

Consolidated Statement of Changes in Equity	7

Consolidated Statement of Cash Flows	8

Notes to the Financial Statements	9

Directors’ Declaration	17

Independent Auditor’s Review Report to the Members	18

Directors’ Report

Your directors are pleased to provide the following half-year report on Prima Biomed Ltd and its subsidiaries (referred to hereafter as the Group or Prima or the Company) for the half-year ended 31 December 2012.

Directors

The following persons were directors of Prima during the whole of the half-year and up to the date of this report unless otherwise stated:

Ms Lucy Turnbull, AO (Non-executive Chairman)

Mr Albert Wong (Non-executive Deputy Chairman and Chair of Audit Committee)

Dr Richard Hammel (Non-executive Director and Chair of Remuneration Committee)

Mr Martin Rogers (CEO and Executive Director until 31 August 2012; Non-executive Director from 01 September 2012)

Mr Matthew Lehman (COO and Executive Director until 31 August 2012; CEO and Executive Director from 01 September 2012)

Review of Operations

We are pleased to report continued strong progress in the development of CVac for epithelial ovarian cancer. In the six months to December 31, 2012, the Company incurred a net loss of $8,030,406; the majority of these funds have been invested into the manufacturing and clinical development of CVac.

Company Strategy

During the past half-year, Prima has refined its strategy to capitalize on its leadership position in developing personalized immunocellular therapeutics for cancer. Key to the clinical and commercial success of products such as CVac, and what we consider the long-term driver of value in Prima, is the establishment of a robust global supply, logistics, and manufacturing platform. This platform, combined with robust clinical data from ongoing trials, would put Prima in a strong position to negotiate potential partnerships for commercializing CVac in the future. It also provides us multiple opportunities for value creation, including the ability to look at other immunocellular therapies to bring into our development pipeline.

Prima’s past investment in our technology, operational platform, and product development has given us a significant competitive advantage in our field. Moving forward, Prima looks to monetize our assets (such as our products and technology) through commercial partnerships or licenses and we plan for continued investment to remain a leader in immunocellular therapeutics for cancer.

Clinical development

In October and November, 2012, Prima reported positive interim data from its ongoing CAN-003 clinical trial of CVac in ovarian cancer. There are encouraging trends of increased progression free survival for patients receiving CVac versus the control group in that study. Based on the analysis of seven patients from CAN-003, CVac demonstrates an ability to induce a mucin 1 specific T cell response in patients.

During calendar year 2013, we expect two important data points from the CAN-003 trial. In the third quarter of calendar year 2013, we plan to release the full immune monitoring profile of all 63 patients over multiple time points during the trial. In the fourth quarter of calendar year 2013, we will have the final protocol analysis of progression free survival and the first evaluation of overall survival.

Prima also continued a controlled rollout of the CAN-004 (also called “CANVAS”) clinical trial. As of 01 February 2013, the status of this trial is as follows:

•	Approved by regulators in nine countries (including Australia, USA, Belgium, Bulgaria, Belarus, Lithuania, Poland, Ukraine and Germany)

•	Ethics committee approvals in 14 countries

•	46 cell collection centers inspected & trained; 28 activated to start the trial

•	14 clinical centers activated by Prima and allowed to recruit patients (in Australia and USA)

Directors’ Report (continued)

•	26 patients consented to participate; 23 patients have met study criteria and have been randomized

•	Three patients have been dosed

We expect a significant increase in the number of patients on the CANVAS trial as Prima authorizes the commencement of the trial at additional hospitals throughout the upcoming year.

The CANVAS trial represents a significant investment from Prima and we are highly committed to assuring quality, safety, and data integrity throughout the project. Our goals from the CANVAS trial include:

•	Validate and plan for a commercial-ready manufacturing process in three global regions

•	Validate a companion mucin 1 diagnostic test

•	Confirm acute and longer-term safety and tolerability of CVac in a larger patient population

•	Establish CVac efficacy by progression-free and/or overall survival

•	Investigate CVac impact on quality of life factors

•	Exploration of biomarkers and immune monitoring analysis

•	Support potential marketing approvals for CVac, pending data outcomes

Based on current CVac data which demonstrate the immune activity of CVac, Prima believes that CVac may have beneficial applications for cancer targets in addition to ovarian cancer. We may consider the initiation of pilot (phase 2) clinical trials of CVac for additional mucin 1 overexpressing cancer targets pending the appropriate resources to do so.

Manufacturing development

Through the 31st of December 2012, Prima has achieved some very important manufacturing milestones that confirm our leadership position in our field and support our ongoing development of CVac, including:

•	Scale up and characterization of mucin 1 mannan-fusion (M-FP), one of the key starting materials in CVac and critical for the potency of the product.

•

Achieved comparability of product manufacturing in three global facilities (Australia, USA, Germany). The process demonstrates our capability to transfer the technology into new facilities and it paves the way for future scale up into larger facilities when needed.

•

Implemented our automated logistics management software, coordinating and informing our manufacturing facilities, dozens of cell collections centers, hundreds of hospitals, the couriers, our laboratories, and Prima’s quality managers around the globe.

•	Customized and validated shipping materials for CVac to allow for greater flexibility in the shipping timelines for CVac.

Looking forward with our manufacturing development activities, Prima will be scaling up our platform to support hundreds of patients on the CANVAS trial, to potentially support additional CVac trials, with the longer term goal of bringing a high quality and cost effective product to the market.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 4. This report is made in accordance with a resolution of directors.

Mr Matthew Lehman
CEO and Executive Director
Dated: 22nd Day of February 2013

Auditor’s Independence Declaration

As lead auditor for the review of Prima BioMed Ltd for the half-year ended 31 December 2011, I declare that, to the best of my knowledge and belief, there have been:

(a)	no contravention of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prima BioMed Ltd and the entities it controlled during the period.

Manoj Santiago
Partner	Sydney
PWC	Dated: 22nd Day of February 2013

Consolidated Statement of Comprehensive Income

For the Half Year Ended 31 December 2012

	Note	31 December 2012	31 December 2011
		$	$
OTHER INCOME
Medical services revenue		—	13,139
Grant income		1,488,767	1,477,576
Interest income		590,453	1,540,764

Total other income		2,079,220	3,031,479

EXPENSES
Depreciation and amortisation		(118,138)	(78,922)
Research and development and intellectual property		(7,279,338)	(7,515,131)
Corporate administrative expenses		(2,607,964)	(3,281,424)
Changes in fair value of derivative financial instruments	7	(37,190)	(1,470,049)

Loss before income tax		(7,963,410)	(9,314,047)

Income tax expense	9	(66,996)	—

Loss for the half-year		(8,030,406)	(9,314,047)

Other Comprehensive Income (Loss)
Exchange differences on the translation of foreign operations		160,658	(77,523)

Other comprehensive income (loss) for the half-year, net of income tax		160,658	(77,523)

Total comprehensive loss for the half-year		(7,869,748)	(9,391,570)

Loss is attributable to:
Owners of Prima BioMed Ltd		(8,030,406)	(9,314,047)

Total comprehensive loss is attributable to:
Owners of Prima BioMed Ltd		(7,869,748)	(9,391,570)

Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share (cents)		(0.75)	(0.92)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated Balance Sheet

As at 31 December 2012

	Note	31 December 2012	30 June 2012
		$	$
ASSETS
Current assets
Cash and cash equivalents		11,024,073	16,991,716
Current receivables	4	1,602,110	280,384
Held-to-maturity investments	5	17,045,423	21,045,423
Inventories		—	191,727
Other current assets	8	2,019,431	2,393,734

Total current assets		31,691,037	40,902,984

Non-current assets
Plant and equipment	6	453,475	483,928
Intangible assets		198,539	225,759

Total non-current assets		652,014	709,687

Total assets		32,343,051	41,612,671

LIABILITIES
Current liabilities
Trade and other payables		2,139,957	2,840,583
Current tax payable	9	66,996	—
Derivative financial instrument	7	751,529	1,488,744
Employee benefits		20,692	115,145

Total current liabilities		2,979,174	4,444,472

Non-current liabilities
Employee benefits		3,122	10,328

Total non-current liabilities		3,122	10,328

Total liabilities		2,982,296	4,454,800

Net Assets		29,360,755	37,157,871

EQUITY
Issued capital	10	136,712,525	136,712,525
Reserves		414,310	181,020
Accumulated losses		(107,766,080)	(99,735,674)

Equity attributable to the owners of Prima BioMed Ltd		29,360,755	37,157,871

Total Equity		29,360,755	37,157,871

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated Statement of Changes in Equity

For the Half Year Ended 31 December 2012

	Issued Capital	Reserves	Accumulated Losses	Total
	$	$	$	$
Balance at 1 July 2011	134,895,001	(1,157)	(79,794,714)	55,099,130
Loss for the half-year	—	—	(9,314,047)	(9,314,047)
Other comprehensive loss	—	(77,523)	—	(77,523)

Total comprehensive income for the half-year	—	(77,523)	(9,314,047)	(9,391,570)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction cost	1,369,921	—	—	1,369,921
Employee options scheme	—	262,147	—	262,147

Balance at 31 December 2011	136,264,922	183,467	(89,108,761)	47,339,628

Loss for the half-year	—	—	(10,626,913)	(10,626,913)
Other comprehensive income for the year, net of tax	—	(39,712)	—	(39,712)

Total comprehensive income for the half-year	—	(39,712)	(10,626,913)	(10,666,625)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction cost	447,603	—	—	447,603
Employee options scheme	—	37,265	—	37,265

Balance at 30 June 2012	136,712,525	181,020	(99,735,674)	37,157,871

Loss for the half-year	—	—	(8,030,406)	(8,030,406)
Other comprehensive loss	—	160,658	—	160,658

Total comprehensive income for the half-year	—	160,658	(8,030,406)	(7,869,748)

Transactions with owners in their capacity as owners:
Employee options scheme	—	72,632	—	72,632

Balance at 31 December 2012	136,712,525	414,310	(107,766,080)	29,360,755

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated Statement of Cash Flows

For the Half Year Ended 31 December 2012

	31 December 2012	31 December 2011
	$	$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of Goods and Service Tax)	(10,646,482)	(10,778,837)
Interest received	683,318	774,092
Grant received	46,647	747,754

NET CASH FLOWS (USED) IN OPERATING ACTIVITIES	(9,916,517)	(9,256,991)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payment for purchases of plant and equipment	(51,126)	(564,094)
Funds invested in term deposits	(17,045,423)	(36,957,404)
Funds from maturity of investment on term deposits	21,045,423	10,000,000

NET CASH FLOWS PROVIDED (USED) IN INVESTING ACTIVITIES	3,948,874	(27,521,498)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities	—	1,367,990
Share issue transaction costs	—	(2,069)

NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	—	1,365,921

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,967,643)	(35,412,568)

Cash and cash equivalents at the beginning of the half year	16,991,716	45,918,552

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	11,024,073	10,505,984

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

1. Summary of Significant Accounting Policies

a) Basis of Preparation

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

The half-year report does not include full disclosures of the type normally included in an annual report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the annual report.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2012 and any public announcements made by Prima BioMed Ltd and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period.

b) New accounting standards and interpretations

AASB 9 (IFRS 9) Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) (effective for annual reporting periods beginning on or after 1 January 2015)

AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2015 but is available for early adoption. When adopted, the standard will affect in particular the group’s accounting for available-for-sale financial assets, since AASB 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading. Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognised directly in profit or loss. The group is yet to assess the full impact and intends to adopt it no later than the accounting period beginning or after 1 January 2015.

AASB 2010-9 (Amendments to IFRS 1) Amendments to Australian Accounting Standards – Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters (effective from 1 July 2011) and AASB 2010-10 Further Amendments to Australian Accounting Standards – Removal of Fixed Dates for First-time Adopters (effective from 1 July 2013)

AASB 1 First-time Adoption of Australian Accounting Standards was amended in December 2010 by eliminating references to fixed dates for one exemption and one exception dealing with financial assets and liabilities. The AASB also introduced a new exemption for entities that resume presenting their financial statements in accordance with Australian Accounting Standards after having been subject to severe hyperinflation. Neither of these amendments will affect the financial statements of the group.

Notes to the Financial Statements (continued)

b) New accounting standards and interpretations (continued)

AASB 10 (IFRS 10) Consolidated Financial Statements, AASB 11 (IFRS 11) Joint Arrangements, AASB 12 (IFRS 12) Disclosure of Interests in Other Entities, revised AASB 127 (IAS 27) Separate Financial Statements and AASB 128 (IAS 28) Investments in Associates and Joint Ventures and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards (effective 1 January 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures. AASB 10 replaces all of the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation – Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation. However the standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. There is also new guidance on participating and protective rights and on agent/principal relationships. While the group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

AASB 11 introduces a principles based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or joint venture. Joint ventures are accounted for using the equity method, and the choice to proportionately consolidate will no longer be permitted. Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard. AASB 11 also provides guidance for parties that participate in joint arrangements but do not share joint control. As the group is not party to any joint arrangements, this standard will not have any impact on its financial statements.

AASB 12 sets out the required disclosures for entities reporting under the two new standards, AASB 10 and AASB 11, and replaces the disclosure requirements currently found in AASB 128. Application of this standard by the group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the group’s investments.

AASB 127 is renamed Separate Financial Statements and is now a standard dealing solely with separate financial statements. Application of this standard by the group will not affect any of the amounts recognised in the financial statements.

Amendments to AASB 128 provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept. The group is still assessing the impact of these amendments.

The group does not expect to adopt the new standards before their operative date. They would therefore be first applied in the financial statements for the annual reporting period ending 30 June 2014.

AASB 13 (IFRS 13) Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (effective 1 January 2013)

AASB 13 was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance. It is therefore not possible to state the impact, if any, of the new rules on any of the amounts recognised in the financial statements.

However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. The group does not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending 30 June 2014.

Revised AASB 119 (IAS 9) Employee Benefits, AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011) and AASB 2011-11 Amendments to AASB 119 (September 2011) arising from Reduced Disclosure Requirements (effective 1 January 2013)

In September 2011, the AASB released a revised standard on accounting for employee benefits. It requires the recognition of all remeasurements of defined benefit liabilities/assets immediately in other comprehensive income (removal of the so-called ‘corridor’ method) and the calculation of a net interest expense or income by applying the discount rate to the net defined benefit liability or asset. This replaces the expected return on plan assets that is currently included in profit or loss.

Notes to the Financial Statements (continued)

b) New accounting standards and interpretations (continued)

The standard also introduces a number of additional disclosures for defined benefit liabilities/assets and could affect the timing of the recognition of termination benefits. Since the Group does not have any defined benefit obligations, the amendments will not have any impact on the group’s financial statements.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective 1 July 2013)

In July 2011 the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001. While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognised in the financial statements. The amendments apply from 1 July 2013 and cannot be adopted early. The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

AASB 2012-5 Amendments to Australian Accounting Standard arising from Annual Improvements 2009-2011 cycle (effective for annual periods beginning on or after 1 January 2013)

In June 2012, the AASB approved a number of amendments to Australian Accounting Standards as a result of the 2009-2011 annual improvements project. The group will apply the amendments from 1 June 2013. The group does not expect that any adjustments will be necessary as the result of applying the revised rules.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) (effective 1 January 2014 and 1 January 2013 respectively)

In December 2011, the IASB made amendments to the application guidance in IAS 32 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from 1 January 2014. They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements. However, the IASB has also introduced more extensive disclosure requirements into IFRS 7 which will apply from 1 January 2013. The AASB is expected to make equivalent changes to IAS 32 and AASB 7 shortly. When they become applicable, the group will have to provide a number of additional disclosures in relation to its offsetting arrangements. The group intends to apply the new rules for the first time in the financial year commencing 1 July 2013.

2. Dividends

The company resolved not to declare any dividends in the half-year ended 31 December 2012.

3. Segment Reporting

Identification of reportable operating segments

The consolidated entity is organised into two operating segments, being Cancer Immunotherapy and Other R & D. The internal reports that are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) use this segment reporting in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments. The CODM reviews earnings/loss before tax.

Types of products and services

The principal products and services of each of these operating segments are as follows:

•	Cancer Immunotherapy

•	Other Research & Development

Notes to the Financial Statements (continued)

3. Segment Information (continued)

Operating segment information

31 December 2012	Cancer Immunotherapy $	Other R&D $	Unallocated $	Consolidated $
Other Income
Grant Income	1,488,767	—	—	1,488,767
Other Income	—	—	590,453	590,453

Total Other Income	1,488,767	—	590,453	2,079,220

Result
Segment Result	(7,349,553)	(6,355)	(607,502)	(7,963,410)
Loss before income tax expense	(7,349,553)	(6,355)	(607,502)	(7,963,410)
Income tax expense				(66,996)
Loss after income tax expense				(8,030,406)

31 December 2011	Cancer Immunotherapy $	Other R&D $	Unallocated $	Consolidated $
Other Income
Medical Service Income	—	—	13,139	13,139
Grant Income	1,477,576	—	—	1,477,576
Other Income	—	—	1,540,764	1,540,764

Total Other Income	1,477,576	—	1,553,903	3,031,479

Result
Segment Result	(7,014,273)	(2,969,006)	669,232	(9,314,047)
Loss before income tax expense	(7,014,273)	(2,969,006)	669,232	(9,314,047)
Income tax expense				—
Loss after income tax expense				(9,314,047)

4. Current Receivables

	31 December 2012	30 June 2012
	$	$
R&D grant receivable	1,442,120	—
GST receivable	159,990	276,621
Trade debtor	—	3,261
Other receivables	—	502

	1,602,110	280,384

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value and at 31 December 2012.

Notes to the Financial Statements (continued)

5. Held-to-maturity Investments

Current	31 December 2012 $	30 June 2012 $
Term deposits	17,045,423	21,045,423

Held to maturity investments represent term deposits with a 183 days maturity period. These term deposits are denominated in the Australian Dollar and have interest rates ranging from 5.00% to 5.20%. These term deposits are held in an institution with an AA- credit rating.

6. Plant and Equipment

	Plant and Equipment	Computer	Furniture and fittings	Total
	$	$	$	$
At 1 July 2011
Cost or fair value	130,798	12,598	6,708	150,104
Accumulated depreciation	(25,265)	(2,506)	(2,380)	(30,151)

Net book amount	105,533	10,092	4,328	119,953

Year ended 30 June 2012
Opening net book amount	105,533	10,092	4,328	119,953
Exchange differences	(871)	53	55	(763)
Additions	555,316	13,337	5,915	574,568
Disposal	(62,679)	(2,000)	—	(64,679)
Depreciation charge	(132,310)	(7,349)	(5,492)	(145,151)

Closing net book amount	464,989	14,133	4,806	483,928

At 1 July 2012
Cost or fair value	622,564	23,988	12,678	659,230
Accumulated depreciation	(157,575)	(9,855)	(7,872)	(175,302)

Net book amount	464,989	14,133	4,806	483,928

Half Year ended 31 December 2012
Opening net book amount	464,989	14,133	4,806	483,928
Exchange differences	9,177	50	113	9,340
Additions	37,719	12,290	1,117	51,126
Depreciation charge	(84,909)	(5,325)	(685)	(90,919)

Closing net book amount	426,976	21,148	5,351	453,475

At 31 December 2012
Cost or fair value	629,434	35,014	7,201	671,649
Accumulated depreciation	(202,458)	(13,866)	(1,850)	(218,174)

Net book amount	426,976	21,148	5,351	453,475

Notes to the Financial Statements (continued)

7. Derivative Financial Instrument

	31 December 2012	30 June 2012
	$	$
Derivative financial instrument	751,529	1,488,744

	751,529	1,488,744

The group entered into a series of forward foreign exchange contracts to protect against adverse foreign exchange movements between the AU$ and US$ or the AU$ and EUR €. Each contract stands alone and will mature on monthly basis until June 2013. Each contract has a fixed rate of US$1.0201 (30 June 2012 – US$1.0201) or EUR€0.7044 (30 June 2012 – EUR€0.7044). The Company has covered A$7,073,487 (30 June 2012 – A$13,328,291) in the EURO contracts and A$1,572,328 (30 June 2012 – A$5,628,818) in the USD contracts. On the maturity of each contract, the Company is obligated to buy the contracted amount of US dollars from the bank at US$ or EUR euros.

The amount of $751,529 (30 June 2012 – A$1,488,744) reflects the fair value of the forward exchange contracts that are open at 31 December 2012. These open contracts are required to be valued at each reporting date. The company has obtained a third party valuation for the contracts.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

AASB 7 Financial Instruments: Disclosures requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

(b)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability; either directly (as prices) or indirectly (derived from prices) (level 2), and

(c)	Inputs for the assets or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents the Group’s assets and liabilities measured and recognised at fair value at 31 December 2012:

At 31 December 2012	Level 1 $	Level 2 $	Level 3 $	Total $
Assets
Held-to-maturity investment	—	17,045,423	—	17,045,423
Derivative financial instrument	—	—	—	—

Total assets	—	17,045,423	—	17,045,423

Liabilities
Derivative financial instrument	—	751,529	—	751,529

Total liabilities	—	751,529	—	751,529

At 30 June 2012	Level 1 $	Level 2 $	Level 3 $	Total $
Assets
Held-to-maturity investment	—	21,045,423	—	21,045,423
Derivative financial instrument	—	—	—	—

Total assets	—	21,045,423	—	21,045,423

Liabilities
Derivative financial instrument	—	1,488,744	—	1,488,744

Total liabilities	—	1,488,744	—	1,488,744

Notes to the Financial Statements (continued)

8. Other Current Assets

	31 December 2012 $	30 June 2012 $
Prepayments*	1,577,422	1,867,681
Deposits	21,868	13,047
Accrued interest income	420,141	513,006

	2,019,431	2,393,734

*	Prepayments relate predominantly to advance payments for clinical trial expenditure.

9. Current Tax Payable

The income tax expense and current tax payable of $66,996 is in relation to the amount payable by Prima BioMed USA Inc to the Inland Revenue Services. The amount is a result of the service agreement between Prima BioMed USA Inc and Prima BioMed Ltd.

10. Issued Capital

	31 December 2012		30 June 2012
	No.	$	No.	$
Issued and Paid Up Capital

Fully Paid Ordinary Shares	1,066,063,388	127,050,571	1,066,063,388	127,050,571
Options over Fully Paid Ordinary	43,819,149	9,661,954	43,819,149	9,661,954

Total Issued Capital		136,712,525		136,712,525

There were no shares issued and options exercised during the half-year ended 31 December 2012.

11. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2012%	31 December 2011%

Arthron Pty Ltd	Australia	Ordinary	100%	100%
Cancervac Pty Ltd	Australia	Ordinary	100%	100%
Oncomab Pty Ltd	Australia	Ordinary	100%	100%
Panvax Pty Ltd	Australia	Ordinary	100%	100%
Prima BioMed Australia Pty Ltd	Australia	Ordinary	100%	—
Prima BioMed IP Pty Ltd	Australia	Ordinary	100%	—
Prima BioMed GmBH	Germany	Ordinary	100%	100%
Prima BioMed Middle East FZ-LLC	UAE	Ordinary	100%	100%
Prima BioMed USA, Inc.	USA	Ordinary	100%	100%

Notes to the Financial Statements (continued)

12. Contingent Liabilities

In March 2004, Cancer Vac Pty Ltd (a wholly owned subsidiary of Prima BioMed Ltd) entered into a Licence and Development Agreement with Canadian company Biomira Inc., (now known as Oncothyreon Inc.) regarding a license under mucin 1 peptide patents. These mucin 1 peptide patents are owned by the Imperial Cancer Research Technology (ICRT) Limited, an English Research Organisation, and were exclusively licensed to Biomira. As part consideration for the Agreement, Biomira became a shareholder of Cancer Vac and milestones and royalties as per the Licence Development Agreement were agreed. The original Agreement was subsequently amended on several occasions. Milestone payments may be payable if milestones are met and under the agreement, royalties may be payable for sales of CVac in a country until the last to expire of a valid claim of a patent covering CVac in that country, and any exclusivity period that is in place in that country for CVac. The ICRT mucin 1 peptide patents are expired in all counties except Canada and the United States. The ICRT patents expire in Canada in 2014 and in the United States in 2018.

There were no other material contingent liabilities in existence at 31 December 2012.

13. Events Occurring After the Balance Sheet Date

The company received $1,442,120 from the Australian Tax Office on 5th February 2013 in relation to its research and development rebates. The amount was recorded as a receivable as at 31 December 2012.

No other matters or circumstance has arisen since 31 December 2012 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations or the consolidated entity’s state of affairs in future financial years.

Directors’ Declaration

The Directors of the company declare that:

1.	The financial statements and notes, as set out on pages 5 to 16:

(a)	comply with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations; and

(b)	give a true and fair view of the economic entity’s financial position as at 31 December 2012 and of its performance for the half-year ended on that date.

2.	In the directors’ opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Matthew Lehman
CEO and Executive Director
Dated: 22nd Day of February 2013

Independent auditor’s review report to the members of Prima BioMed Ltd

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prima BioMed Ltd, which comprises the consolidated balance sheet as at 31 December 2012, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for the Prima BioMed Ltd Group (the consolidated entity). The consolidated entity comprises both Prima BioMed Ltd (the company) and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2012 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Prima BioMed Ltd, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prima BioMed Ltd is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2012 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Manoj Santiago	Sydney
Partner	22 February 2013